Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

Response to Question 7

November 1, 2021

Bank of America, N.A. - Response to Question 7 of Form SBSE-A Briefly describe the applicant's business:

Bank of America, N.A. ("BANA"), a subsidiary of Bank of America Corporation, is a national bank organized under the National Bank Act (the "NBA") and is primarily regulated by the Office of the Comptroller of the Currency (the "OCC"). Pursuant to the NBA and OCC regulations, BANA is authorized to engage in activities that constitute "the business of banking". These activities include, among others, accepting deposits, making loans and extensions of credit, acting as a fiduciary and engaging in credit intermediation (which includes engaging in derivative transactions). BANA also may engage in certain limited types of activities relating to securities transactions, including but not limited to underwriting and dealing in U.S. government and agency securities and municipal securities; purchasing and owning certain types of debt securities for its own account otherwise than in a dealer capacity; engaging in derivative transactions based on any reference asset, including securities; holding securities as a hedge related to customer driven derivative transactions; purchasing and owning certain equity securities for its own account to the extent limited to entities engaged in activities that are solely in the business of banking (e.g., strategic financial technology investments) or its own subsidiaries; other transactions that are extensions of credit involving securities, including loans secured by collateral that may include securities; and the extension of credit in the form of repurchase transactions that can include repos on securities.